Exhibit 99.1

NEWS RELEASE

August 25, 2014	Release 08-2014

WESTERN COPPER AND GOLD SELECTS M3 AS EPCM CONTRACTOR
AND PROVIDES UPDATE ON CASINO

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that it has awarded the engineering, procurement and construction management (“EPCM”) contract for the Casino Project (“Casino”) to M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”).

M3 is very familiar with Casino, having worked on the project from an early stage preparing two pre-feasibility studies as well as the feasibility study issued in early 2013.  M3 will work closely with Cameron Brown, Vice President – Engineering, who has 44 years of experience in operations, design and construction of mining projects including leading the design and construction management of the Los Pelambres Copper mine in Chile as Project Manager for Bechtel Mining.

“Choosing M3 was the logical choice based on our long successful history with them.” said Dale Corman, Chairman and CEO of Western, “We have worked with M3 since Western Silver, our predecessor company, was developing the Peñasquito Project and are confident that the development of the Casino Project will meet with similar success.”

CORPORATE UPDATE

ENGINEERING

Western was pleased to announce our Memorandum of Understanding with Siemens in May.  The Company is now working closely with Siemens to define the major electrical equipment required for the power plant, mining and processing facilities.

The Company is working towards developing additional agreements with key major equipment suppliers for mining and milling equipment for the project.

Western is currently evaluating several potential suppliers of liquefied natural gas (“LNG”) for the Casino Project.  The Company was pleased to see that Yukon Energy Corporation has received the permits for the installation and operation of LNG storage and vaporization facilities to support the planned replacement of diesel fueled generators to LNG fuelled units in the Whitehorse power generation facility This action further demonstrates the increasing awareness and acceptance of LNG as an important energy contributor to the overall energy solution for the Yukon.

PERMITTING

Western entered the permitting process by submitting a Project Proposal to the Yukon Environmental and Socio-Economic Assessment Board (“YESAB”) in January of this year.  On June 3, 2014 the assessment was put on hold as part of an agreement with Little Salmon Carmacks First Nation to engage in additional consultation.  The assessment process will recommence on November 28, 2014.

During this period, the Company is also preparing responses to early comments received from participants in the YESAB review process. These will be submitted when the assessment recommences.

FIRST NATION RELATIONS

Western has now signed agreements with two Yukon First Nations.  The Company announced an Agreement for Co-Operation in Project Assessment and Other Matters with the Selkirk First Nation on March 12, 2014 and a Settlement Agreement and Consultation Workplan with Little Salmon Carmacks First Nation on June 3, 2014.  Western is working with these and other First Nations to ensure their views on to the project are received and considered during the YESAB review process. Western expects to develop additional agreements as the project advances.

Western brings to the attention of its shareholders the recent Supreme Court of Canada decision in the Tsilhqot’in case, issued in June of this year, addressing the issue of Aboriginal title claims in areas where no treaty or land claim has been agreed to and where a First Nation can prove exclusive occupation.  The Casino Project is located in the Yukon where 11 of the 14 First Nations have reached Final Agreements with Government which are recognized as land claim agreements, resolving the question of Aboriginal title.  The Casino Project is located in the traditional territories of the Selkirk First Nation, the Little Salmon/Carmacks First Nation, and the Tr’ondëk Hwëch’in First Nation.  All of these First Nations have signed Final Agreements resolving land claims.  Accordingly, it is our understanding that a claim such as that brought in the Tsilhqot’in case would not be applicable.

FINANCIAL POSITION

At June 30, 2014, Western had a positive working capital balance of $19.7 million, including cash, cash equivalents, and short-term investments of $20.3 million. These funds are expected to be sufficient for permitting and engineering activities over the next two years.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world’s largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chris Donaldson, Corporate Development and Investor Relations: (T) 604.684.9497; (E) info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact.  Forward-looking statements tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology.  Forward-looking statements herein include, but are not limited to, statements with respect to M3 acting as EPCM contractor;  potential agreements with key equipment suppliers including Siemens, LNG providers, and others; that responses to permitting questions received to date will be ready when the assessment recommences; estimated timeframes to obtain environmental approvals and permits; First Nations consultation requirements, including entering into additional agreements with First Nations; and effects of the Supreme Court of Canada decision clarifying the title rights of First Nations in Canada. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them.  These assumptions include, without limitation, the economic models for Casino; that engineering, procurement and construction timing and costs; the timing and obtaining of permitting and approvals; the geological, metallurgical, engineering, legal, financial, and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict, including, but  not limited to: the failure of either party to meet obligations under current and future  agreements; that the assessment process does not proceed as anticipated; changes in law or legal interpretations relating to First Nations rights; and other risks that are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.